Exhibit 99.2

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES NEW STRATEGIC FOCUS

Focus on High-Growth Central Nervous System Disorder Specialty Markets;

Board of Directors Confirms Annual Dividend Policy of $1.50 per Share;

Board of Directors Approves Filing of Normal Course

Issuer Bid For up to 14 Million Shares;

Company to Close Puerto Rico Operations, Reduce R&D Overhead Costs;

Targets Investment in R&D of Over $600 Million Through 2012;

Targets Cash From Non-Core Asset Sales of Over $100 Million;

Five New Director Nominees Approved by Board of Directors

TORONTO, Canada, May 8, 2008 – Biovail Corporation (NYSE/TSX: BVF) today announced several new initiatives stemming from its strategic review, including a new strategic focus on developing specialty products targeted towards central nervous system (CNS) disorders intended to drive sustainable growth. The Company also announced Board approval for the filing of a Normal Course Issuer Bid for up to 14 million shares and the addition of five new nominees to the Company’s proposed slate of Directors for the upcoming annual meeting of shareholders.

To the extent that this news release contains forward-looking statements, investors are cautioned that these are based on the Company’s current views, and actual outcomes are not certain. For more information, see the note on forward-looking information following the conference-call details below.

“After an extensive review of all aspects of Biovail’s business and of the strategic options available to the Company, Biovail’s Board of Directors has considered and approved a new strategic focus that we believe will create significant value for shareholders,” said Biovail Chief Executive Officer Bill Wells. “We will leverage Biovail’s existing core capabilities in drug delivery and formulation for the therapeutic area of CNS disorders – a large market where unmet medical needs and growth potential are high. We intend to invest over $600 million in research-and-development through 2012, exploring niche in-licensed and acquired late-stage new chemical entities (NCEs), new indications and in-house reformulation opportunities. We intend to optimize operating efficiencies across all functional areas of the Company, and will return capital in excess of our business needs through ongoing dividend payments to shareholders and stock buyback programs.”

As disclosed in March 2008, an Independent Committee of the Company’s Board of Directors was established to consider a number of strategic alternatives to increase shareholder value. Under the direction of the Independent Committee, management also explored operational strategies that would allow the Company to create sustainable growth, more effectively capitalize on its core capabilities and continue to return capital to shareholders. The result of these activities formed the basis for the Company’s new strategic focus.

The key features of Biovail’s new strategic focus will be presented in detail in its Proxy Circular, which will be mailed to all shareholders shortly, and made available on the Company’s website. Highlights of the new strategic focus include the following:

•                  By focusing its pipeline-development and business-development efforts on niche CNS disorders, Biovail believes it can build upon its expertise within the category and, where appropriate, reach key prescribing physicians with a small in-house sales organization. The Company believes CNS disorders represent a $70 billion global market, with growth expected in the low-to-mid double digits in niche specialty CNS markets, such as Parkinson’s disease and multiple sclerosis.

•                  The Company will take steps to rationalize its (i) manufacturing operations, (ii) pharmaceutical sciences operations, and (iii) general and administrative expenses.

•                  The Company is committed to exercising financial discipline in its capital allocation strategies and in distributing capital to shareholders through ongoing dividend payments and, when appropriate, buying back stock.

Operating Efficiency Initiatives

To improve operating efficiencies, Biovail is taking steps to close the Company’s two Puerto Rico manufacturing facilities and transfer certain manufacturing processes to its Steinbach, Manitoba facility. Biovail believes these closures, which are expected to take 18 to 24 months to complete, should not result in any supply disruptions, and are intended to reduce the Company’s cost infrastructure and increase available capital.

In other functional areas, Biovail intends to enhance efficiencies in its research-and-development group, while continuing to invest heavily in the Company’s product-development pipeline which will be focused on high-growth niche CNS markets. Biovail intends to invest over $600 million in research and development through 2012.

Financial Impact

Biovail believes that the implementation of its new strategic focus, including the closure of its manufacturing facilities in Puerto Rico and the implementation of other operating-efficiency initiatives described above will result in charges of approximately $80 million to $100 million, which will be recognized in the coming quarters. Of these amounts, it is expected that the cash component will be in the range of $30 million to $40 million.

Biovail anticipates that these efficiency initiatives, once fully implemented, will result in annual savings of $30 million to $40 million.

Other Initiatives

Biovail will continue its ongoing efforts to resolve various legal, regulatory and criminal matters arising from allegations of conduct in the period from 2001 to May 2004. Resolution of these matters will materially reduce associated expenses and increase available capital. To date, Biovail has incurred cumulative legal expenses and penalties of over $230 million (approximately $150 million net of insurance recoveries) relating to these legacy matters.

The Company is also exploring the divestiture and/or monetization of certain non-core assets, which the Company believes could result in cash proceeds in excess of $100 million.

The Company intends to utilize capital generated from these initiatives to support: 1) the transition to the new strategic focus, 2) R&D investments, 3) focused business development activities and 4) the return of capital to shareholders.

Normal Course Issuer Bid

Biovail today announced its intention to file a normal course issuer bid with Canadian securities regulators, pursuant to which the Company may repurchase, subject to regulatory approval, up to 14 million of its common shares during a one-year period. Any common shares purchased by the Company under the issuer bid will be cancelled. Biovail intends to begin purchasing its common shares following receipt of regulatory approval. For further information, see the separate news release issued May 8, 2008, Biovail Announces Normal Course Issuer Bid.

New Board Nominees

Biovail also announced today that five new independent candidates have agreed to be included in the Company’s proposed slate of Directors for consideration at its annual meeting of shareholders, which is scheduled for June 25, 2008 at 10:00am EDT at The Suites at King West in Toronto, Canada. The nominees are listed in the table below:

Name	Experience
Serge Gouin	Chairman of Quebecor Media Inc.
David H. Laidley	Retired partner and former Chairman of Deloitte & Touche LLP
J. Spencer Lanthier	Retired partner and former Chairman and Chief Executive of KPMG Canada
Mark Parrish	Former CEO of Healthcare Supply Chain Services, (Cardinal Health, Inc.)
Robert N. Power	Former Executive Vice-President of Global Business Operations of Wyeth

Additional information on these nominees will be provided in the Company’s Proxy Circular which will be mailed to shareholders shortly.

Conference Call

Biovail management will host a conference call and Webcast on Thursday, May 8, 2008, at 8:30 a.m. EDT for Company executives to discuss the Company’s new strategic plan and 2008 first-quarter financial results. Following the discussion, Biovail executives will address inquiries from research analysts.

A live Webcast of this call will be available through the Investor Relations section of Biovail’s Web site at www.biovail.com. To access the call live, please dial 416-641-6136 (Toronto and International callers) and 1-866-225-9256 (U.S. and Canada). Listeners are encouraged to dial in 10 minutes before the call begins to avoid delays.

A replay of the conference call will be available until 7 p.m. EDT on Thursday, May 15, 2008, by dialing 416-695-5800 (Toronto and International callers) and 1-800-408-3053 (U.S. and Canada), using access code, 3259219#.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, outlook and guidance, including, without limitation, statements concerning the Company’s expectations regarding operations through 2012, proceeds from the sale of non-core assets, savings from the closure of the Company’s Puerto Rico operations and other efficiency initiatives, research-and-development expenses through 2012, intentions to optimize operating efficiencies across all functional areas of the Company, intentions to return capital in excess of business needs to shareholders, and can generally be identified by the use of words such as “targets”, “guidance”, “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: availability of capital and satisfaction of applicable laws for dividend payments, the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, infringement and alleged infringement of our intellectual property rights and those of others, the regulatory environment, tax rate assumptions, the outcome of legal proceedings and settlements thereto, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation